





10015680

082-03733

22nd April 2010
BJ/SH-L2/ 149

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

A meeting of the Board of Directors of the Company will be held on Monday, 24th May, 2010 to consider *inter alia* the final accounts and recommendation of dividend (if any) for the year ended 31st March 2010.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC Mail Processing
Section
MAY 05 2010
Washington, DC
110

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801